Media Release 17 January 2023	EXHIBIT 99.3

James Hardie Industries Announces Global Leadership Appointments
Tim Beastrom appointed as Chief Legal Counsel and Joel Wasserman as Vice President, Corporate Communications and Global Brand Management

James Hardie Industries plc (ASX: JHX; NYSE: JHX), the world’s #1 producer and marketer of high-performance fiber cement and fiber gypsum building solutions, today announces the appointment of Mr. Tim Beastrom as Chief Legal Counsel, and Mr. Joel Wasserman as Vice President, Corporate Communications and Global Brand Management, effective immediately. As members of the global executive team, Beastrom and Wasserman will report directly to Chief Executive Officer Aaron Erter.

Mr. Beastrom joins James Hardie as Legal Counsel from a successful career in corporate governance, securities law, ESG risk oversight, M&A, and commercial law. He has 30 years of legal experience, most recently with Ecolab Inc. where he was Chief Securities Counsel and Assistant Secretary and then Sector General Counsel for corporate functions.

Commenting on the appointment of Tim Beastrom, CEO Aaron Erter said, “Tim is a strong leader with the knowledge and experience to make immediate, strategic contributions to our global management team. Our organization around the world will benefit from his rich experience.”

Mr. Wasserman joins James Hardie as Vice President, Corporate Communications and Global Brand Management from Sherwin-Williams where he was responsible for strategic planning and brand management for all brands in the consumer brands group. He has more than 35 years of progressive communications and marketing experience that includes work at various agencies and consumer products companies.

Commenting on the appointment of Joel Wasserman, Chief Executive Officer Aaron Erter said, “Joel has a proven track record of strategically managing brands for growth, and we´re excited for him to join James Hardie. With his background in the residential home improvement category and keen global marketing perspective, he comes poised to closely collaborate with our strong global team.”

Mr. Beastrom completed his Juris Doctor at the University of Minnesota Law School and received his undergraduate degree from Gustavus Adolphus College.

Mr. Wasserman holds a Bachelor of Science degree in economics from Northern Illinois University.

James Hardie Industries
James Hardie (ASX: JHX; NYSE: JHX) is a world leader in fiber cement home siding and exterior design solutions. Hardie® products offer long-lasting beauty and endless design possibilities with trusted protection and low maintenance. As the world’s #1 producer and marketer of high-performance fiber cement and fiber gypsum building solutions, James Hardie offers siding and accessories for every style. Hardie® products are non-combustible and stand up to weather and time while empowering homeowners and building professionals to achieve the home of their dreams. The company pioneered the technology of fiber cement building products made from sustainable raw materials and continues to invest in innovation to transform the industry. James Hardie operates with an inclusive company culture, and an unwavering commitment to Zero Harm. The company proudly employs a diverse global workforce of more than 5,000 employees across operations in North America, Europe, and Asia Pacific.

Media Release: James Hardie - Announces Global Management Appointments	1

Media Release 17 January 2023

For more information and media resources, visit JamesHardie.com and JamesHardie.com/about-us/media-resources./about-us/media-resources. For investor information, please visit ir.jameshardie.com.au.

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Forward-Looking Statements

This Media Release contains forward-looking statements and information that are necessarily subject to risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements of James Hardie to be materially different from those expressed or implied in this release, including, among others, the risks and uncertainties set forth in Section 3 “Risk Factors” in James Hardie’s Annual Report on Form 20-F for the fiscal year ended March 31, 2022; changes in general economic, political, governmental and business conditions globally and in the countries in which James Hardie does business; changes in interest rates; changes in inflation rates; changes in exchange rates; the level of construction generally; changes in cement demand and prices; changes in raw material and energy prices; changes in business strategy and various other factors. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. James Hardie assumes no obligation to update or correct the information contained in this Media Release except as required by law.
This media release has been authorized by Mr. Jason Miele, Chief Financial Offer.
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Investor/Media/Analyst Enquiries:
James Brennan-Chong
Director of Investor Relations and Market Intelligence

Telephone:	+61 2 9638 9205
Email:	media@jameshardie.com.au

James Hardie Industries plc is a limited liability company incorporated in Ireland with its registered office at Europa House, 2nd Floor, Harcourt Centre, Harcourt Street, Dublin 2, D02 WR20, Ireland

Media Release: James Hardie - Announces Global Management Appointments	2